FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 5, 2003

Commission File Number: 333-13094

AES DRAX ENERGY LIMITED

18 Parkshot
Richmond
Surrey TW9 2RG
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

AES DRAX ENERGY LIMITED

INDEX

Item

1.	Recent Developments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AES DRAX ENERGY LIMITED

Date: September 5, 2003	By:	/s/ John Turner
Name: Title:	John Turner Director

ITEM 1.

Recent Developments

As previously disclosed by us on Form 6-K filed with the SEC on June 6, 2003, on May 16, 2003 we received an acceleration notice from the global depositary on behalf of owners of beneficial interests in our high yield notes, declaring the notes to be immediately due and payable. The rights of holders of the notes to enforce any remedy under the indenture governing the notes, is subject to the terms of the Drax Energy Intercreditor Deed.

On May 28, 2003, the trustee for the notes delivered an enforcement notice to the security trustee under the Drax Energy Intercreditor Deed. Under the terms of the Drax Energy Intercreditor Deed, noteholders cannot exercise any enforcement rights until 90 days following the delivery of such notice, which 90-day period expired on August 26, 2003.

In addition, due to the withdrawal by The AES Corporation (“AES”) from the proposed restructuring of senior debt issued by our indirect subsidiary AES Drax Holdings Limited, and the subsequent resignation of the directors appointed by AES from the boards of AES Drax Holdings Limited and AES Drax Power Limited, as well as from the boards of other relevant Drax companies below AES Drax Energy Limited, we no longer have sufficient access to the books and records or other financial information of AES Drax Power Limited, our operating subsidiary, and are therefore unable to prepare or publish financial statements.